

AL 3/16/2004

SEC COMMISSION
1549

04002089

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
| Estimated average burden hours per response.......12.00 | |

SEC FILE NUMBER

8- 53580

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING  01/01/03  AND ENDING  12/31/03
                                    MM/DD/YY                  MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Fitzmaurice Investment Management Services, LLC

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Penn Plaza
(No. and Street)

New York              New York              10001
(City)                 (State)               (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Messina                                      (212) 290-7676
                                               (Area Code — Telephone No.)

---

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP

(Name — if individual, state last, first, middle name)

| 750 Third Avenue | New York | New York | 10017 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not in residence in United States or any of its possessions.

SEC RECEIVED FEB 2 6 2004 WASH. D.C. 187 PROCESSED

| FOR OFFICIAL USE ONLY |
| --- |

PROCESSED
MAR 18 2004
THOMSON FINANCIAL

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

# OATH OR AFFIRMATION

I, __Michael Messina__ swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Fitzmaurice Investment Management Services, LLC_ as of ___December 31___, 200.3, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Controller & FINOP
_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FITZMAURICE INVESTMENT MANAGEMENT
SERVICES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2003

(with supplementary information)

# Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

## INDEPENDENT AUDITORS' REPORT

To the Member
Fitzmaurice Investment Management Services, LLC
New York, New York

We have audited the accompanying statement of financial condition of Fitzmaurice Investment Management Services, LLC as of December 31, 2003, and the related statement of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, an all material respects, the financial position of Fitzmaurice Investment Management Services, LLC as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting practices generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Eisner LLP*

New York, New York
February 10, 2004

# FITZMAURICE INVESTMENT MANAGEMENT SERVICES, LLC

Statement of Financial Condition
December 31, 2003

## ASSETS
Cash $ 145,057
Commissions and fees receivable (net of allowance of $10,000) 65,898

$ 210,955

## LIABILITIES
Accrued expenses $ 18,514
Due to affiliate 15,505

34,019

## MEMBER'S EQUITY 176,936

$ 210,955

# FITZMAURICE INVESTMENT MANAGEMENT SERVICES, LLC

**Statement of Operations**
**Year Ended December 31, 2003**

| | |
|---|---:|
| Revenues: | |
| Commission and fee income | $ 659,750 |
| Interest income | 192 |
| | 659,942 |
| Expenses: | |
| Compensation and benefits | 420,496 |
| General and administrative | 134,811 |
| Interest | 1,858 |
| | 557,165 |
| **Net income** | **$ 102,777** |

# FITZMAURICE INVESTMENT MANAGEMENT SERVICES, LLC

**Statement of Changes in Member's Equity**

| | |
|---|---:|
| **Member's interest at December 31, 2002** | $ 74,159 |
| Net income | 102,777 |
| **Member's equity at December 31, 2003** | $ 176,936 |

# FITZMAURICE INVESTMENT MANAGEMENT SERVICES, LLC

**Statement of Cash Flows**
**Year Ended December 31, 2003**

| | |
|---|---:|
| **Cash flows from operating activities:** | |
| Net income | $ 102,777 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Changes in: | |
| Commissions and fees receivable | 2,938 |
| Accrued expenses | 17,834 |
| Due to affiliate | 15,505 |
| Net cash provided by operating activities | 139,054 |
| **Net increase in cash** | 139,054 |
| Cash - beginning of year | 6,003 |
| **Cash - end of year** | $ 145,057 |

# FITZMAURICE INVESTMENT MANAGEMENT SERVICES, LLC

**Notes to Financial Statements**
**December 31, 2003**

## NOTE A - THE COMPANY

Fitzmaurice Investment Management Services, LLC (the "Company") is a Delaware limited liability company which became registered as a broker-dealer on April 23, 2002. The Company primarily provides qualified retirement plan asset management advisory/brokerage services to mid-sized companies.

During January 2002, the Company became a wholly owned subsidiary of Fitzmaurice Companies, Inc. ("FCI"). Membership interests were proportionately exchanged for shares of FCI common stock.

## NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### [1] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

### [2] Expense sharing agreement:

The Company has an expense sharing arrangement with Fitzmaurice & Company, LLC ("F&C"), a wholly owned subsidiary of FCI. The agreement stipulates that the Company is responsible for payment of all regulatory related expenses including, but not limited to, National Association of Securities Dealers ("NASD") membership and assessment fees, auditing fees and NASD registration fees related to the Company's employees. Expenses that are nonregulatory in nature are paid by F&C and allocated (Note C) to the Company. These expenses include, but not limited to, compensation and benefits, rent, insurance and other administrative costs. F&C is responsible for the payment of any and all income taxes.

### [3] Revenue recognition:

Revenue consists primarily of commissions and fees earned from financial service or investment companies based on service fees or investment contributions payable to them from entities for which the Company provides consulting services. Commission revenue is recognized during the policy or contract period based on estimated premiums, service fees or investment contributions payable to the insurance, service or investment companies by the Company's clients. Revenue also includes fees for consulting services, which are recognized when earned.

### [4] Concentration of credit risk:

At certain points in time, the Company maintains cash balances at one financial institution in excess of amounts insured by the Federal Deposit Insurance Corporation.

### [5] Cash and cash equivalents:

For purposes of reporting cash flows, the Company considers all temporary investments with maturities of three months or less at the date of purchase to be cash equivalents.

### [6] Income taxes:

The Company is a single member limited liability company and files a consolidated federal and state income tax return with FCI, and accordingly, no provision for federal or state income taxes has been included in the financial statements.

# FITZMAURICE INVESTMENT MANAGEMENT SERVICES, LLC

Notes to Financial Statements
December 31, 2003

## NOTE C - RELATED PARTY TRANSACTIONS

In connection with the expense sharing agreement described in Note B[2], F&C allocated expenses totaling $521,505 to the Company during 2003.

## NOTE D - NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $111,038, which was $106,038 in excess of its required minimum net capital. The Company's ratio of aggregate indebtedness to net capital ratio was .31 to 1.

## NOTE E - MAJOR CUSTOMERS

At December 31, 2003, three carriers accounted for 36.1% (4 clients), 30.1% (14 clients) and 25.7% (3 clients) of accounts receivable.

For the year ended December 31, 2003, four carriers accounted for 30.4% (4 clients), 24.9% (14 clients), 12.5% (3 clients) and 10.1% (4 clients) of total revenue.

## NOTE F - GUARANTOR

The Company is a guarantor of a grid term promissory note of its parent (FCI) at December 31, 2003. There was no amount due on this note.

**Supplementary Information**

# FITZMAURICE INVESTMENT MANAGEMENT SERVICES, LLC

**Computation of Net Capital**
**December 31, 2003**

| | |
|---|---:|
| Total member's equity | $ 176,936 |
| Deductions: | |
| Commissions and fees receivable | 65,898 |
| **Net capital** | **$ 111,038** |
| Aggregate indebtedness: | |
| Accrued liabilities | **$ 34,019** |
| **Percentage of aggregate indebtedness to net capital** | **31%** |
| **Minimum capital required** | **$ 5,000** |
| **Net capital in excess of minimum requirements** | **$ 106,038** |

No material difference exists between this computation and the corresponding computation included in the
Company's unaudited FOCUS Report Part IIA filing as of December 31, 2003.

# Eisner

**INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5**

To the Member
Fitzmaurice Investment Management Services, LLC
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of Fitzmaurice Investment Management Services, LLC (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)11 and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

[1]    Making quarterly securities examinations, counts, verifications, and comparisons.

[2]    Recordation of differences required by Rule 17a-13.

[3]    Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

# Eisner

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

Our opinion regarding the adequacy of the Company's practices and procedures as stated in the preceding paragraph recognizes that it is not practicable in a company the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal control, and alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the member, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Eisner LLP*

New York, New York
February 10, 2004